UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 6)

                         Quick-Med Technologies, Inc.
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                                (Name of Issuer)


                    Common Stock, par value $0.0001 per share
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                           (Title of Class Securities)

                                   74837Q106
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                                 (CUSIP Number)


                                James E. Wiggins
                      130 East Chestnut Street, Suite 403
                              Columbus, Ohio 43215
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                              February, 10 2014
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. | |

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.


CUSIP No. 74837Q106
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   1.    Name of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Phronesis Partners, L.P.
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   2.    Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)

         (b) [X]
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   3.    SEC Use Only
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   4.    Source of Funds (See Instructions) WC
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   5.    Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
         2(d) or 2(e)
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   6.    Citizenship or Place of Organization     Delaware
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Number of Shares Beneficially Owned by Each Reporting Person With

   7.    Sole Voting Power 0

   8.    Shared Voting Power 6,246,484

   9.    Sole Dispositive Power 0

   10.   Shared Dispositive Power 6,246,484
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   11.   Aggregate Amount Beneficially Owned by Each Reporting Person 6,246,484
--------------------------------------------------------------------------------

   12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
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   13.   Percent of Class Represented by Amount in Row (11)               16.7%
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   14.   Type of Reporting Person (See Instructions)
         PN




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CUSIP No. 74837Q106
-------------------------------------------------------------------------------

   1.    Name of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         James E. Wiggins
-------------------------------------------------------------------------------
   2.    Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)

         (b) [X]
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   3.    SEC Use Only
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   4.    Source of Funds (See Instructions) AF
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   5.    Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
         2(d) or 2(e)
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   6.    Citizenship or Place of Organization     United States
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Number of Shares Beneficially Owned by Each Reporting Person With

   7.    Sole Voting Power 0

   8.    Shared Voting Power 6,246,484

   9.    Sole Dispositive Power 0

   10.   Shared Dispositive Power 6,246,484
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   11.   Aggregate Amount Beneficially Owned by Each Reporting Person 6,246,484
--------------------------------------------------------------------------------

   12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
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   13.   Percent of Class Represented by Amount in Row (11)               16.7%
--------------------------------------------------------------------------------

   14.   Type of Reporting Person (See Instructions)
         IN


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Item 1.  Security and Issuer

Quick-Med Technologies, Inc. (the "Issuer"), Common Stock, $0.0001 par value (the "Shares").

The address of issuer is 902 N.W. 4th Street, Gainesville, Florida 32601.


Item 2.  Identity and Background

(a-c, f) This Schedule D is being filed by Phronesis Partners, L.P. (the "Partnership") and James E. Wiggins, the general partner of the Partnership (each of the partnership and James E. Wiggins may be referred to herin as a "Reporting Person" and collectively may be referred to as "Reporting Persons").

The Partnership is a Delaware limited partnership and James E. Wiggins is a United States citizen. The principal business address for the Partnership and James E. Wiggins is 130 East Chestnut Street, Suite 403, Columbus, Ohio 43215.

     (d) James E. Wiggins has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration

As of the date hereof Phronesis Partners, L.P. may be deemed to beneficially own 6,246,484 Shares.

As of the date hereof James E. Wiggins may be deemed to beneficially own 6,246,484 Shares.


Item 4.  Purpose of Transaction

The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes only. The acquisitions of the Shares were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

Although it has no concrete plans to do so, the Reporting Persons may also engage in and may plan for their engagement in:

     (1) the acquisition of additional Shares of the Issuer,or the disposition of Shares of the Issuer;

     (2) an extraordinary corporate transaction,such as a merger, reorganization or liquidation, involving the Issuer;

     (3)  a sale or transfer of a material amount of assets of the Issuer;

     (4) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (5) any material change in the present capitalization or dividend policy of the Issuer;

     (6) any other material change in the Issuer's business or corporate structure;

     (7) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (8) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

     (9) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

     (10) any action similar to those enumerated above.

Any future decisions of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.


Item 5.  Interest in Securities of the Issuer

(a, b) As of the date hereof, Phronesis Partners, L.P. may be deemed to be the beneficial owner of 6,246,484 Shares, constituting 16.7% of the Shares of the Issuer, based upon the 37,346,154 Shares outstanding as of February, 10 2014, the date of the Issuer's most recent Form 10-Q.

     Phronesis Partners, L.P. has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 6,246,484 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 6,246,484 Shares.

(a, b) As of the date hereof, James E. Wiggins may be deemed to be the beneficial owner of 6,246,484 Shares, constituting 16.7% of the Shares of the Issuer, based upon the 37,346,154 Shares outstanding as of September, 11 2013, the date of the Issuer's most recent Form 10-K.

     James E. Wiggins has the sole power to vote or direct the vote of 0 Shares;
has the shared  power to vote or direct the vote of 6,246,484   Shares;  has
sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 6,246,484 Shares.

James E. Wiggins specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares by the Reporting Persons in the past 60 days are set forth in Exhibit B.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In March 2010, the Issuer entered into an agreement with Phronesis Partners, L.P. ("Phronesis") pursuant to which Phronesis was issued a 2010 senior convertible promisory note for $1,053,000 (the "Note"). The Note bears interest at 8% per annum with a conversion price of $0.60 per share and a maturity date of December, 31 2013. The Note is secured by the personal property assets of the Issuer. Quick-Med is currently in default on the note agreements with Phronesis. Quick-Med and Phronesis entered into a Forebearance Agreement in January of 2014 which allows a period of time to restructure or amend the notes.

Phronesis Partners, L.P. is a party to a stockholders agreement dated November 30, 2004 (the "Agreement"). The agreement places certain restrictions on the ability of Phronesis Partners, L.P. to transfer or dispose of the Shares.


Item 7.  Material to Be Filed as Exhibits

Exhibit A: Agreement between the Reporting Persons to file jointly Exhibit B: Schedule of Transactions in the Shares of the Issuer

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Phronesis Partners, L.P.
By: James E. Wiggins, General Partner


/s/ James E Wiggins
-------------------------

By: James E. Wiggins


/s/ James E. Wiggins
-------------------------
James E. Wiggins


February, 14 2014
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Date


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                Exhibit A


                                    AGREEMENT

The undersigned agree that this Schedule 13D dated February, 10 2014 relating to the Common Stock, $0.0001 par value of Quick-Med Technologies, Inc. shall be filed on behalf of the undersigned.


Phronesis Partners, L.P.
By: James E. Wiggins, General Partner


/s/ James E. Wiggins
-------------------------


By: James E. Wiggins


/s/ James E. Wiggins
-------------------------
James E. Wiggins




February, 14 2014








                                                                    Exhibit B

                           Transactions in the Shares
                           --------------------------

                     TRANSACTIONS BY PHRONESIS PARTNERS, L.P.


  Date of                      Number of Shares
Transaction                    Purchase/(Sold)                Price of Shares
-----------                    ---------------                ---------------